---------------------------
                                                            OMB APPROVAL
                        UNITED STATES                ---------------------------
             SECURITIES AND EXCHANGE COMMISSION      OMB Number: 3235-0211
                                                     Expires: September 20, 2005
                   WASHINGTON, D.C. 20549            Estimated average burden
                                                     hours per response...  1
                                                     ---------------------------


                                  FORM N-18F-1



                NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                   UNDER THE INVESTMENT COMPANY ACT OF 1940.









                            BARON CAPITAL FUNDS TRUST
                           ---------------------------
                            EXACT NAME OF REGISTRANT








                    PERSONS WHO TO RESPOND TO THE COLLECTION OF
                    INFORMATION CONTAINED IN THIS FORM ARE NOT
                    REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                    A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 186 (5-00)

                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                   SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of New Yok and the state of New York on the 12th day of June, 2003.

                                      BARON CAPITAL FUNDS TRUST
                                     (Name of Registrant)


                                      By : /s/Linda S. Martinson
                                           ----------------------
                                              Linda S. Martinson
                                              Vice President and General Counsel

Attest: /s/ Peggy Wong
       ----------------------
            Peggy Wong
            Treasurer and Chief Financial Officer